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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.      )*

Tellium, Inc.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
87967E107
(CUSIP Number)
May 16, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        /x/      Rule 13d-1(c)

        / /      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87967E107	13G	Page 2 of 6 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Science Applications International Corporation Telcordia Venture Capital Corporation		95-3630868 94-3366893

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
	Science Applications International Corporation Telcordia Venture Capital Corporation		Delaware Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
None

		(6)	Shared Voting Power
17,347,366

		(7)	Sole Dispositive Power
None

		(8)	Shared Dispositive Power
17,347,366

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
17,347,366

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
15.4%

(12)	Type of Reporting Person (See Instructions)
	Science Applications International Corporation Telcordia Venture Capital Corporation		CO CO

Item 1(a). Name of Issuer:

        Tellium, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

    2 Crescent Place
    Oceanport, New Jersey 07757-0901

Item 2(a). Name of Person Filing:

        This Schedule 13G is being filed jointly by each of the following persons pursuant to Rule 13d-1(k)(1):

    Science Applications International Corporation
    Telcordia Venture Capital Corporation

Item 2(b). Address of Principal Business Office or, if None, Residence:

    Science Applications International Corporation
    10260 Campus Point Drive
    San Diego, California 92121

    Telcordia Venture Capital Corporation
    3993 Howard Hughes Parkway
    Suite 570
    Las Vegas, Nevada 89109

Item 2(c). Citizenship:

        Science Applications International Corporation        Delaware

        Telcordia Venture Capital Corporation                        Nevada

Item 2(d). Title of Class of Securities:

        Common Stock

Item 2(e). CUSIP Number:

        87967E107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	/ /	Broker or dealer registered under Section 15 of the Act;
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act;
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

  (a)
  Amount beneficially owned:        17,347,366

  (b)
  Percent of class:        15.4%. The percentage ownership is based upon 112,370,747 shares of Common Stock outstanding as of September 30, 2001, as stated in the Issuer's Form 10-Q for the quarter ended September 30, 2001.

  (c)
  Number of shares as to which such person has:

  (i)
  Sole power to vote or to direct the vote        None

  (ii)
  Shared power to vote or to direct the vote        17,347,366

  (iii)
  Sole power to dispose or to direct the disposition of        None

  (iv)
  Shared power to dispose or to direct the disposition of        17,347,366

Item 5. Ownership of Five Percent or Less of a Class.

        N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        N/A

Item 8. Identification and Classification of Member of the Group.

        N/A

Item 9. Notice of Dissolution of Group.

        N/A

Item 10. Certifications.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
By:	/s/ DOUGLAS E. SCOTT Name: Douglas E. Scott Title: Senior Vice President and General Counsel
TELCORDIA VENTURE CAPITAL CORPORATION
By:	/s/ KEVIN A. WERNER Name: Kevin A. Werner Title: President

EXHIBIT A

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Tellium, Inc. Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act. Each of the undersigned is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 12, 2002

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
By:	/s/ DOUGLAS E. SCOTT Name: Douglas E. Scott Title: Senior Vice President and General Counsel
TELCORDIA VENTURE CAPITAL CORPORATION
By:	/s/ KEVIN A. WERNER Name: Kevin A. Werner Title: President

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SIGNATURE
AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G